Filed by Weyerhaeuser Company
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Weyerhaeuser Company
Commission File No.: 001-04825

Questions and Answers Regarding Pending Combination of WRECO with TRI Pointe
December 23, 2013

IMPORTANT NOTE ABOUT THE FOLLOWING Q&A
While we have entered into an agreement with TRI Pointe Homes, Inc. (“TRI Pointe”) to combine the WRECO home building companies with TRI Pointe, please keep in mind that closing of that transaction has not yet occurred (closing is expected in the second quarter of 2014). We have developed this Q&A to give WRECO employees a sense of how certain matters are likely to be handled when the transaction closes pursuant to the terms of the agreement. Please contact your manager or HR manager with questions regarding your specific situation. However, please keep in mind there are many questions we simply can’t answer because there are many details regarding the future state that have not been determined at this time. Our intent is to share information as it becomes available. For purposes of this Q&A, “WRECO employees” refers to employees of WRECO or a WRECO subsidiary.
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General Questions
1.	Will I have a job with TRI Pointe?
As of the closing of the transaction, you will retain your employment status with WRECO or a WRECO subsidiary, as the case may be, which will become part of the TRI Pointe family of companies. However, the agreement does not constitute a guarantee by any of the parties that any employee will continue in employment either before or after the closing of the transaction.

2.	What would happen to my pay and benefits upon closing?
We are currently working out the details of the transition, and the parties intend that you will be eligible for a substantially comparable overall package of pay and benefits for at least a one-year period following the closing.

3.	When would my benefits with Weyerhaeuser end?
Your current medical, dental and life insurance coverage through Weyerhaeuser will end as of the closing. If you are receiving payments for short-term disability or long-term disability under a Weyerhaeuser plan as of the closing, payments will generally continue following the closing as long as you remain eligible pursuant to the terms of the applicable plan. Your current participation in the Weyerhaeuser pension and 401(k) plans will end as of the closing. See more Q&A’s on Pension and 401(k).

4.	How will vacation balances be treated?	All vacation balances (including earned, accrued and banked vacation) will be carried over.
Severance
5.	If my employment is terminated after the closing, will I be eligible for the same severance I would have received with Weyerhaeuser?
For a one-year period after closing, TRI Pointe has agreed to provide severance benefits no less favorable than the severance benefits that would have been provided to a WRECO employee in the event of a qualifying termination of employment under the applicable severance plan, taking into account prior service.

6.	How is severance calculated?	For individuals eligible for severance, the Weyerhaeuser Company U.S. salaried severance amount is outlined in the table below.

Service for severance purposes is limited to service earned since an employee's most recent date of hire.
Severance pay is calculated by multiplying the employee's hourly rate at termination by 40 hours (or if the employee is part-time, by their regularly scheduled hours); that amount is then multiplied by the number of weeks of severance the employee is eligible to receive based on the chart above.

Health & Welfare Benefits
7.	What happens to my health savings account (HSA) upon closing?
Your HSA account at HSA Bank remains intact.  You may continue to use the money in your account for eligible medical expenses; however, you may not make any additional contributions to the account unless you are enrolled in a high deductible health plan after closing. Additional details will be provided with the rollout of the new benefits plans closer to the time of closing.

8.	When does voluntary group life coverage end?	A WRECO employee’s active Weyerhaeuser coverage ends as of the closing. You can contact Aetna at 888-584-2983 if you wish to convert to a personal policy.
9.	When does disability coverage end?
A WRECO employee’s active coverage ends as of the closing.
If you are receiving payments for short-term disability or long-term disability as of the closing, payments generally will continue as long as you remain eligible, as provided by the plan.

401(k)
10.	I’m worried about my 401(k) because I’m not yet fully vested.	All WRECO employees will automatically be 100% vested in their 401(k) company contributions upon the closing.

11.	How long can I leave my 401(k) in Weyerhaeuser’s plan after the closing?
If the total of your 401(k) Plan account balance is less than $5,000 as of the closing, you must make a distribution election.
If your account balance is less than or equal to $1,000, Vanguard will pay your account balance in the form of a lump-sum payment unless you elect a direct rollover to an IRA or other qualified retirement plan.
If your account balance is greater than $1,000, but less than or equal to $5,000 and you do not make a distribution election within 90 days of termination, your account balance will automatically be rolled over into a Vanguard IRA.
If your 401(k) Plan account balance exceeds $5,000 as of the closing, you may leave the money in your account and withdraw it at any time in the form of a lump-sum payment or rollover to another qualified plan. In addition, you may take partial withdrawals from your account. Partial withdrawals are limited to two per calendar year with a minimum withdrawal amount of $1,000.
If you are eligible for retirement or total and permanent disability as of the closing, you may also choose to have your account balance paid to you in annual installment payments over five years. (Installment payments must begin no later than 60 days after the end of the calendar year following your retirement or age 65)
Most cash distributions you take from the 401(k) Plan before age 59 ½ are subject to a 10% early withdrawal penalty if you do not roll them over to a traditional IRA or other qualified retirement plan. This penalty tax is in addition to applicable federal or state income taxes. Exceptions apply, for example, if you are at least age 55 during the year you employment ends or if you are deemed total and permanent disabled.
For more details about your 401(k) account, you may refer to your 401(k) Plan Booklet or call Vanguard at 1-800-523-1188 and speak to a Participant Services Associate.

12.	If I maintain my 401(k) in the Vanguard account after the closing, will I still have the same flexibility to change investment options as I had before the closing?
If you are eligible and choose to leave your account balance in the Weyerhaeuser 401(k) Plan, you will have the same investment options available to you as those made available to active Weyerhaeuser employees. However, you can no longer contribute to the plan.

13.	Will WRECO employees be able to roll their 401k to a 401k provided through TRI Pointe?	We don’t know yet. Additional details will be provided with the rollout of the new benefits plan, anticipated to occur in March.
Pension and Retirement
14.	I’m worried about my pension because I’m not yet fully vested.	All WRECO employees will automatically be 100% vested in their pension benefits upon the closing.
15.	What happens to the pension I earned during my time with WRECO?
WRECO employees will not lose the pension benefits they accrued while working for the WRECO companies. Weyerhaeuser will be responsible for making payments to WRECO employees with vested rights in accordance with the plans and applicable law. TRI Pointe does not maintain and does not intend to establish a defined benefit retirement (pension) plan.

16.	When may an employee start collecting a pension?	Generally, on or after the age 55 if the employee has 10 years of vesting service at the time of termination. Otherwise, benefits are payable at normal retirement age (65).
17.	What happens to my pension if I’m not eligible or do not wish to start collecting payment?
Unless you are already age 65 as of the closing, your benefit will remain in a deferred status under the Weyerhaeuser pension plan. You can continue to contact Vanguard on-line or by phone for information on your pension.

18.	In what cases am I eligible or not eligible for the lump sum pension option for retirement?
Individuals who qualify for early or normal retirement may elect to receive their pension benefit in the form of a lump sum payment. Benefits earned prior to 01/01/2010 are eligible to be paid as a single payment lump sum or annual installments. Benefits earned after 01/01/2010 will be paid as a single lump sum payment only if the benefit accrued after 01/01/2010 is less than $35,000 when converted to a lump sum. If the value is greater than $35,000, the lump sum payment is paid as annual installments over seven years.
You are eligible for early retirement if you are at least age 55 with 10 or more years of service or are age 65 at termination. The election of a lump sum (or seven installments) must be made within 120 days of termination from Weyerhaeuser, in this case with the WRECO-TRI Pointe transaction, within 120 days from the closing. In other words, a lump sum cannot be elected at a later date.
Regardless of age, if at the time of termination your age 65 accrued benefit under the Salaried Pension Plan is less than $500 per month, you may elect to receive your benefit in the form of a monthly annuity or as a single lump sum payment. As noted above, the election of a lump sum must be made within 120 days of termination from Weyerhaeuser (within 120 days of the closing).
If the present value of your age 65 accrued benefit is more than $1,000, but less than or equal to $5,000 and you do not make a distribution election, your benefit will automatically be rolled over into a Vanguard IRA established in your name. If the value of your lump sum is less or equal to $1,000, Vanguard will automatically pay your benefit to you in the form of a lump sum payment unless you elect a direct rollover to an individual retirement account.
All lump sum payments are eligible for rollover to a traditional IRA or other qualified plan.

19.	If I am eligible for early retirement, can I officially "retire" from WRECO and be eligible for Weyerhaeuser pension plan benefit payments and also continue to work?
Yes, WRECO employees who are eligible for early or normal retirement as of the closing may elect retirement status for purposes of Weyerhaeuser pension plan calculations, elect to receive a benefit from the pension plan (including a lump sum payment), even if they continue to be employed by WRECO or a WRECO subsidiary after closing.
The election of a lump sum payment must occur within 120 days following the closing. Employees should call Vanguard at 1-800-523-1188 or log on to their account on Vanguard’s website to initiate the retirement process.

20.	I am not early retirement eligible. Can I still start my pension benefit?
Yes, you may elect to receive your pension benefit between age 55 and 65 in the form of an annuity as long as you have 10 years of vesting service regardless of your age as of the closing. However, the actuarial reduction factors for service up to 12/31/2009 are less favorable than for participants who meet early retirement eligibility as of the closing.

21.	What if I die prior to receiving my pension benefit?
It is important to name a beneficiary who can receive your benefits if you should die. If you are married, your spouse must be your primary beneficiary for a benefit paid if you die before electing to start receiving Plan benefits. You may also designate contingent beneficiaries. If you are not married, you should have a primary and a contingent beneficiary designation on file with the Plan (Vanguard). If you die without naming a beneficiary or your beneficiary is not living, no Plan benefit will be paid. It is important to keep your pre-retirement beneficiaries up to date at Vanguard.

22.	Rule of 65
You may be eligible for an enhanced vested retirement for benefits earned before 01/01/2010 under the Rule of 65. To qualify for an enhanced vested retirement benefit under the Rule of 65, you also must meet the following conditions as of the closing: You have 10 years of vesting service and your age plus your years of vesting service equals 65 or more. If these conditions are met, you may begin receiving your vested retirement benefit as early as age 55 and your benefit earned before 01/01/2010, will be calculated using the same and more favorable reduction factors used for early retirements.

23.	How do I get pension information?
Pension estimates are available online on Vanguard’s website or you may call Vanguard at 1-800-523-1188 and speak to a Participant Services Associate to request a pension estimate. Vanguard Participant Services Associates are available between 8:30 a.m. and 9:00 p.m. Eastern time.
For more details about your Pension benefit, you may refer to your Pension Plan Booklet available on Roots.
Please keep your contact information and mailing address current with Weyerhaeuser and Vanguard.

24.	I had planned on working for Weyerhaeuser until retirement age, but that is a few years away. My age and years of service do not qualify me for the Rule of 65. Can I get an exception?	The plan is qualified under ERISA and IRS rules and regulations. In order to maintain the qualified status of our pension plans, no exceptions can be made—the plan must be administered as written.
25.	If I qualify for Rule of 65, how will I know that Weyerhaeuser has this on record for my pension benefit? Will Weyerhaeuser send Vanguard and me something to confirm this?
Your employee record in PeopleSoft will reflect this based on your age and service at the time of your separation from Weyerhaeuser, in this case as of closing.

Please note that Rule of 65 estimates do not run automatically. In order to obtain a Rule of 65 estimate, if eligible, you must request it from Vanguard’s Participant Services and they will escalate the request to the Weyerhaeuser client team at Vanguard for calculation.

Miscellaneous Questions
26.	What will happen to my Weyerhaeuser equity awards?
Unvested RSUs and vested and unvested Stock Options held by WRECO employees (including those who are not retained following the closing) will be converted into similar awards with respect to TRI Pointe common stock as of the closing, with appropriate adjustments to reflect the economics of the transaction. We intend to provide you with additional details regarding the mechanics of this conversion as they are available.

27.	Will WRECO employees be eligible for merit pay increases on the normal review date in 2014? What about stock awards?	It will be business as usual until the transaction closes. WRECO and the subsidiaries will conduct merit pay reviews as planned depending on their local circumstances. Same with Stock awards.
28.	What do we know about TRI Pointe’s compensation and benefit programs?
Generally, TRI Pointe has agreed that for the first year after the closing, base pay, incentive opportunities and other employee benefits will be substantially comparable in the aggregate to those provided immediately prior to the closing. Although there may be changes to the employee benefits provided, the benefit package will be substantially comparable overall. TRI Pointe has begun work on the benefits design; we will have more to share as we get closer to closing.

Transaction Questions
29. Where can I find more information concerning the transaction?		Please refer to Weyerhaeuser’s Form 8-K, including the exhibits, filed with the Securities and Exchange Commission on November 4, 2013, which is available on the SEC’s website, www.sec.gov.
30. Who is TRI Pointe?
TRI Pointe is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and, more recently, Colorado. TRI Pointe, which was founded in 2009 by industry veterans Doug Bauer, Tom Mitchell and Michael Grubbs, is chaired by Barry Sternlicht and is headquartered in Irvine, California.

31. When is the transaction expected to close? What needs to happen?
The transaction is expected to close in the second quarter of 2014, subject to customary closing conditions, including regulatory and TRI Pointe stockholder approvals. TRI Pointe and WRECO will continue to operate separately until the transaction closes.

32. What should employees expect in the coming months?
The November 4 announcement will have no impact on day-to-day operations.
Until the transaction closes, WRECO and TRI Pointe will continue to operate separately, and it remains business as usual at both organizations. Subject to customary closing conditions and the requisite approvals, we expect to complete the transaction in the second quarter of 2014. We will keep you informed of key developments as we move forward.

33. What should I say if I am contacted by the media, financial community?	You are not authorized to speak to the media and must direct all media inquiries to Anthony Chavez at (253) 924-7148. Refer any other inquiries you receive to your local company president.
Operations
34. What should I tell customers if they ask about the proposed combination of WRECO and TRI Pointe?
Refer customer questions about the WRECO and TRI Pointe transaction to their sales agent. The sales staff understands that questions may arise and are prepared to help customers understand that we expect the transaction to have no effect on their home purchase experience.

35. What can I share with vendors, suppliers, and subcontractors who are asking questions about the proposed combination with TRI Pointe?
Following are the messages that you may share with your vendors, suppliers and subcontractors. No other statements should be made without the approval of the Law Department. Remember, that until the transaction closes, we are two separate companies that continue to conduct business independently.
•    Weyerhaeuser recently announced an agreement to combine Weyerhaeuser Real Estate Company with TRI Pointe.
•    The scope of WRECO’s operations includes five operating homebuilding subsidiaries: Maracay Homes, Pardee Homes, Quadrant Homes, Trendmaker Homes and Winchester Homes.
•    TRI Pointe is engaged in the design, construction and sale of innovative single-family homes, principally in planned communities in Southern and Northern California and Colorado. Headquartered in Irvine, CA, TRI Pointe was founded in 2009 by industry veterans Doug Bauer, Tom Mitchell and Michael Grubbs. Barry Sternlicht is the Chair of the company’s Board of Directors.
•    This is an exciting opportunity for WRECO and its subsidiaries. The combination will create a powerful homebuilder with considerable long-term growth potential and expanded market and product reach. These two established companies share values of quality, integrity and customer focus with a continuing commitment to safety.
•    Weyerhaeuser expects that this combination will secure a bright future for WRECO, deliver great value to stakeholders, and create new opportunities for our employees and business partners.
•    We do not expect any immediate changes to the operations of WRECO’s multiple brands and operating subsidiaries upon the closing of the transaction, which is expected to occur in the second quarter of 2014, subject to customary closing conditions, including regulatory and TRI Pointe shareholder approvals.
•    The transaction was only just announced; there may be questions that we cannot yet answer and there are still many decisions to be made. We will work closely with TRI Pointe toward a seamless transition.
•    We appreciate your support. Until the transaction is completed, it remains business as usual: WRECO and TRI Pointe will continue to operate independently in the ordinary course. Upon closing we expect to continue our normal working relationships with our vendor community.

Weyerhaeuser Company reserves the right to amend, modify, suspend or terminate any benefits in whole or in part, at anytime.

Forward-Looking Statements
This communication contains statements concerning Weyerhaeuser Company (“Weyerhaeuser”) and TRI Pointe Homes, Inc. (“TRI Pointe”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on various assumptions and the current expectations of the management of Weyerhaeuser and TRI Pointe, and may not be accurate because of risks and uncertainties surrounding these assumptions and expectations.  Factors listed below, as well as other factors, may cause actual results to differ significantly from these forward-looking statements.  There is no guarantee that any of the events anticipated by these forward-looking statements will occur.  If any of the events occur, there is no guarantee what effect they will have on the operations or financial condition of Weyerhaeuser or TRI Pointe.  Forward-looking statements included herein are made as of the date hereof, and Weyerhaeuser and TRI Pointe undertake no obligation to publicly update or revise any forward-looking statement unless required to do so by the federal securities laws.

Some forward-looking statements discuss Weyerhaeuser’s and TRI Pointe’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.”  In addition, these words may use the positive or negative or other variations of those terms.  Forward-looking statements in this press release include statements regarding the expected effects on Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) and TRI Pointe of the proposed distribution of WRECO to Weyerhaeuser’s shareholders and merger of WRECO with a subsidiary of TRI Pointe (the “Transaction”), the anticipated timing and benefits of the Transaction and whether the Transaction will be tax-free for Weyerhaeuser and its shareholders for U.S. federal income tax purposes.  Forward-looking statements also include all other statements in this press release that are not historical facts.

These statements are based on the current expectations of the management of Weyerhaeuser and TRI Pointe (as the case may be) and are subject to uncertainty and to changes in circumstances.  Major risks, uncertainties and assumptions include, but are not limited to:  the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; Weyerhaeuser’s and TRI Pointe’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects; TRI Pointe’s ability to integrate WRECO successfully after the closing of the Transaction and to achieve anticipated synergies; the risk that disruptions from the Transaction will harm Weyerhaeuser’s or TRI Pointe’s businesses; the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages, and the strength of the U.S. dollar; and other factors described under “Risk Factors” in each of Weyerhaeuser’s and TRI Pointe’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.  However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

Additional Information and Where to Find It
In connection with the proposed “Reverse Morris Trust” transaction between TRI Pointe Homes, Inc. (“TRI Pointe”) and Weyerhaeuser Company (“Weyerhaeuser”), pursuant to which the homebuilding subsidiary of Weyerhaeuser, Weyerhaeuser Real Estate Company (“WRECO”) (with certain exclusions), will be combined with TRI Pointe, TRI Pointe will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which will include a prospectus.  TRI Pointe will also file a proxy statement which will be sent to the TRI Pointe shareholders in connection with their vote required in connection with the transaction.  In addition, WRECO expects to file a registration statement in connection with its separation from Weyerhaeuser.  Investors and security holders are urged to read the proxy statement and registration statement/prospectus and any other relevant documents when they become available, because they will contain important information about TRI Pointe, the real estate business of Weyerhaeuser and the proposed transaction.  The proxy statement and registration statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov.  These documents (when they are available) can also be obtained free of charge from Weyerhaeuser upon written request to Weyerhaeuser Company, 33663 Weyerhaeuser Way South, Federal Way, Washington 98003, Attention: Vice President, Investor Relations, or by calling (800) 561-4405, or from TRI Pointe upon written request to TRI Pointe Homes, Inc., 19520 Jamboree Road, Irvine, California 92612, Attention: Investor Relations, or by calling (949) 478-8696.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of TRI Pointe Homes, Inc. (“TRI Pointe”) or Weyerhaeuser Company (“Weyerhaeuser”).  However, Weyerhaeuser, TRI Pointe and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from TRI Pointe’s shareholders in connection with the proposed transaction.  Information about the Weyerhaeuser’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Securities and Exchange Commission (“SEC”) on February 19, 2013 and the definitive proxy statement relating to its 2013 Annual Meeting of Shareholders filed with the SEC on February 26, 2013.  Information about the TRI Pointe’s directors and executive officers may be found in its Annual Report on Form 10-K for the year ended December 31, 2012 filed with the SEC on March 28, 2013.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the direct and indirect interests of these participants, whether by security holdings or otherwise, will be included in the registration statement/prospectus, proxy statement and other relevant materials to be filed with the SEC when they become available.

Employment Considerations
Nothing contained herein is to be construed as an offer or promise of continued employment, employment for a specified term, or as an employment agreement.  The parties to this transaction reserve the right to amend their compensation and benefit programs at any time.